VIA FACSIMILE & U.S. MAIL

Ms. Melissa Campbell Duru	James C. Wheeler
Special Counsel	404-504-7772
Office of Mergers and Acquisitions	jwheeler@mmmlaw.com
UNITED STATES SECURITIES AND EXCHANGE COMMISSION	www.mmmlaw.com
100F Street, NE Washington, DC 20549

Re:	CNB Bancorp Inc. Schedule 13E-3

Filed on May 10, 2011

File No. 5-86218

Preliminary Proxy on Schedule 14A

Filed May 10, 2011 File No. 0-50729

Dear Ms. Duru:

Enclosed for electronic filing via EDGAR, on behalf of our client, CNB Bancorp, Inc. (the “Company”) is the Company’s revised preliminary proxy (the “Revised Proxy”), amending the Company’s preliminary proxy filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2011 (the “Proxy Statement”).

The Revised Proxy is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 27, 2011 with respect to the Proxy Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy.

General

1. We refer to Item 15 of Schedule 13e-3. Revise to specifically identify the portions of the proxy statement to which you refer.

Response: The Company has revised Item 15 of Schedule 13e-3 to address the Staff’s comment and to indicate that there is no additional material information.

2. Further to our comment above. Based on the provisions in Section 7.4(d) of the Merger Agreement, it would appear that the proposed transaction will not trigger a change of control under the employment agreements of the named executive officers. If correct, please revise to clearly disclose this fact in the proxy statement under the heading, “Employment Agreements.”

Response: The Company has revised the disclosure the address the Staff’s comment. Please refer to page 39 of the Revised Proxy.

MORRIS, MANNING & MARTIN

a limited liability partnership

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

June 10, 2011

Item 16. Exhibits

3. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise disclosure in the proxy statement to include disclosure stating that the safe harbor provisions in the periodic reports included in the appendix to the proxy statement do not apply to any forward-looking statements the company makes in connection with the going private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 9 of the Revised Proxy. The Company undertakes that it will refrain from referring to such safe harbor provisions in any future filings, to the extent that are not applicable.

Proxy Statement

Letter to Shareholders

4. Please clarify the reference to the “Bank’s other reporting obligations” by identifying its filing obligations and the regulatory agencies where the Bank’s reports would be made available to shareholders.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to the letter to shareholders and page 2 of the Revised Proxy.

Summary Term Sheet, page 1

Bank Stock Issued in Reliance on Exemption From Registration, page 2

5. We acknowledge the reference to the exemption in Section 3(a)(2). We refer, however, to additional disclosure you provide regarding the exemption in Section 3(a)(9). Given that the Bank is the issuer of the security being provided in the merger, it is not apparent that the exemption in Section 3(a)(9) is available. Please remove this reference or provide us supplementally with a detailed analysis, referencing applicable staff interpretative positions and/or no-action letters that support your conclusion.

Response: The Company has revised the disclosure to address the Staff’s comment and has removed the reference to the Section 3(a)(9) exemption. Please refer to page 2 of the Revised Proxy.

MORRIS, MANNING & MARTIN

a limited liability partnership

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

June 10, 2011

Effects of the Rule 13e-3 Transaction, page 2

6. You disclose that the company will “no longer be subject to many of the reporting requirements and restrictions of the Securities Exchange Act.” In your letter to shareholders, you state that “significant” savings will be realized due to the avoidance of costs relating to compliance with XBRL and “other newly implemented rules” and regulations. Please revise to consistently identify throughout the proxy statement, the requirements and restrictions and/or new rules and regulations to which you refer. More specifically, clarify each time such reference is made, whether such requirements or rules would not be imposed by OCC in its regulation of the Bank.

Response: The Company has revised the disclosure to address the Staff’s comment, and has deleted references to costs associated with complying with other new rules and regulations, other than XBRL. Please refer to the letter to shareholders and page 3 of the Revised Proxy.

7. Further to the comment above. Please set forth under a separate heading in the Summary Term Sheet and in the main portion of the proxy statement succinct disclosure that explains the Bank’s future reporting obligations with the OCC assuming the transaction is consummated. For example, consider providing in tabular format a comparative summary of the reporting and other obligations of the Bank versus the company, information on material distinctions between the information reported to the OCC versus the SEC, where shareholders can obtain information from the OCC or the FDIC, distinctions in the liability of the Bank and its officers and directors for reports filed and any other material information relevant to an understanding of the distinct obligations the Bank would have following the consummation of the transaction.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 5 and 19 of the Revised Proxy.

8. Please provide additional context and balance to the disclosure you provide regarding cost savings by disclosing the estimated costs associated with the Bank’s reporting obligations to the OCC.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 2 of the Revised Proxy.

9. Please provide further support for the statement here and throughout the proxy statement that “significant” cost savings will be realized as a result of the transaction.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 2 and 10 of the Revised Proxy.

10. Further to our comment above. Please provide support for the company’s derived cost savings total of $46,000 in subsequent years, which is associated with not being required to comply with XBRL. For example, clarify whether any of the fees in the table reflect any one-time cost associated with initial compliance.

MORRIS, MANNING & MARTIN

a limited liability partnership

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

June 10, 2011

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 10 of the Revised Proxy.

Questions and Answers, page 6

Why did the board of directors decide not to obtain a fairness opinion, page 8

11. Please supplement the Question & Answer to disclose, as done on page 21, that the Board’s opinion as to the fairness from a financial point of view is also not supported by any quantitative analysis, but rather, appears to have been subjectively determined based on assumptions the Board has made regarding the relative qualitative benefits of Bank stock and CNB common stock.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 8 of the Revised Proxy.

Background of the Transaction, page 13

12. Please revise this section to describe in greater detail each contact, meeting, or negotiation that took place. In this regard, you disclose that discussions “escalated rapidly” after the initial discussion between Mr. Noblin and Ms. Beale. Please explain this statement. Disclose when in March the discussions began, how many meetings there were and the attendees of such meetings (i.e., management or management and directors), and whether the Board considered consulting or consulted with any financial or legal advisors from the time of the first discussion to March 29, 2011.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 13 of the Revised Proxy.

13. Provide further disclosure on Board discussions, if any, regarding the appropriate merger consideration, the form of such consideration (all stock, cash and stock) and the exchange ratio. If an additional cash payment (in addition to Bank stock) was discussed, please disclose this fact and the reason for the rejection of this alternative.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 13 of the Revised Proxy.

Recommendation of the Board of Directors Fairness of the Rule 13e-3 Transaction, page 19

14. We note that the Board considered the illiquidity of the Bank shares and noted that it could “slightly decrease[]” the market value of the stock. Disclose whether the Board attempted to quantify the amount caused by such illiquidity (in dollar or percentage terms). Disclose whether or not any form of quantitative analysis such as this was undertaken to determine the merger exchange ratio and if not, why not.

MORRIS, MANNING & MARTIN

a limited liability partnership

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

June 10, 2011

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 20 of the Revised Proxy. The Company respectfully notes that it has already disclosed that “the board determined that, even as an SEC-registered company, CNB has not had an active, liquid trading market for its common stock and that its shareholders derive little relative benefit from its status as an SEC-registered company. The board determined that the cost savings and reduced management time to be achieved by terminating registration of the common stock under the Securities Exchange Act outweighed any potential detriment from eliminating the registration.”

15. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed in reasonable detail. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). The reasons the Board provides for the absence of any quantitative analysis or third party opinion or appraisal appear to be based on the subjective opinion of the Board regarding qualitative relative benefits and detriments of the Bank stock versus CNB common stock. Despite the absence of persons being cashed out, the relative value of the private company stock being received in exchange for stock held by shareholders in a public company, should be further addressed in the discussion of the Board’s consideration of the substantive fairness of the transaction. Please revise to explain further how the Board concluded that none of the quantitative factors noted in Instruction 2 to Item 1014 were relevant to its determination. Also, provide support for the opinions or beliefs that you express regarding the qualitative factors considered.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 4 and 20 of the Revised Proxy.

Employment Agreements, page 39

16. Please clarify whether Ms. Beale’s employment will continue after the consummation of the transaction.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 39 of the Revised Proxy

17. Proxy Card Please revise the form of proxy card to clearly mark it a “Preliminary Copy” Refer to Rule 14a-6(e)(1).

Response: The Company has revised the proxy card to address the Staff’s comment.

* * * * * * * * * *

MORRIS, MANNING & MARTIN

a limited liability partnership

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

June 10, 2011

The Company respectfully requests the Staff’s assistance in completing the review of Revised Proxy as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Revised Proxy or this response letter to Jim Wheeler at 404-504-7772.

Best regards,

/s/ James C. Wheeler

James C. Wheeler

JCW:sm

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